Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 BKorn@manatt.com

May 10, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Benjamin Holt and David Link

Office of Real Estate and Construction

Re:	YS RE RAF I LLC Offering Statement on Form 1-A POS

Post-qualification Amendment
Filed November 6, 2023
File No. 024-11755

Dear All:

We are submitting this letter on behalf of our client, YS RE RAF I LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated February 9, 2024 (the “Comment Letter”) in connection with the Company’s Post-Qualification Offering Statement on Form 1-A, as submitted with the SEC on November 6, 2023 (the “Offering Circular Amendment”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Circular Amendment. All page number references in the Company’s responses are to page numbers in the Offering Circular Amendment, which is being refiled concurrently with this response.

General

1.       We note your response to prior comment 1 and your response to comment 3 of our comment letter dated July 21, 2023. Please provide information and an analysis under Section 3 of the Investment Company Act of 1940 (the "40 Act") with respect to whether the Company is an investment company within the meaning of the 40 Act. As part of your response, please identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by the Company are “investment securities” for the purposes of Section 3 of the 40 Act, as well as identifying the percentage of the value of the Company’s total assets that are “investment securities.”

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Response: A. Section 3(a)(1)(C)

In conducting an analysis of the Company for purposes of the definition of “investment company” in Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), we have concluded that the existing assets of the Company may be treated in the following manner: (i) the Company’s four investments in joint ventures, as well as its indirect investments in fee interests in real estate, are not “investment securities,” as defined in Section 3(a)(2) of the Investment Company Act; (ii) the Company’s investment in the Vertical Ventures mortgage loan should be treated as an “investment security”; and (iii) the Company’s investment in the Scottsdale B note mortgage loan participation should be treated as an “investment security.” As of the date hereof, the Company had no other assets. Our reasons for treating the Company’s assets in the manner described above and the analysis of the Company under Section 3(a)(1)(C) are set forth below.

We have determined that the Company is not an “investment company,” as defined in Section 3(a)(1)(C) of the Investment Company Act. This conclusion is based on our determination that the Company is engaged in a real estate business (not the business of investing, reinvesting, owning, holding or trading in securities). In addition, we have determined that no more than 40% of the value of the Company’s total assets, on an unconsolidated basis (exclusive of cash items and Government securities), consists of “investment securities.”

In drawing the conclusion above regarding the Company’s status under Section 3(a)(1)(C), we have taken the position that the Company’s investment in each of the joint ventures is not a “security,” as defined in Section 2(a)(36) of the Investment Company Act and, therefore, is not an “investment security.” This position was based principally on our view that the Company, as co-venturer in each of the joint ventures, has rights under the related operating agreement that give it the power to exercise a controlling influence over the business and affairs of the joint venture. Like a general partner in a general partnership, the Company is not a mere passive investor in the joint ventures, but is very involved in their affairs. The Company’s investment in each joint venture, therefore, is not an investment contract under the Howey investment contract test of a security. See SEC v. W.J. Howey, 328 U.S. 293 (1946). For a discussion of these rights, please see our response to the Staff’s Comment No. 2 below.

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Our conclusion that the Company’s joint venture interests should not be treated as “securities” is well established. It is supported by court decisions. See e.g., Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981) (concluding that a venturer’s interests in joint ventures that owned a parcel of real property were not securities under the Howey investment contract test where there was evidence to show that the venturers were not mere passive investors but were involved in the business and affairs of the joint venture). It is also supported by statements of the Commission and its staff. See e.g., Testimony Concerning Initial Public Offerings of Investment Managers of Hedge Fund and Private Equity Funds Before the U.S. Senate Committee on Finance, by Andrew J. Donahue, Director, Division of Investment Management (July 1, 2007) (citing Williamson v. Tucker for the proposition that an investment adviser’s general partnership interests in underlying private funds for which it serves as investment adviser are not securities and, thus, investment securities under the Investment Company Act); Investment Company Release No. 22597, n. 80 and accompanying text (adopting rules under Section 3(c)(7) of the Investment Company Act and citing Williamson v. Tucker with respect to the non-securities treatment of general partnership interests in investment funds relying on the exclusion in Section 3(c)(7)).

We have also concluded that the fee interests in real property held directly by the joint ventures are not “securities” for purposes of the Investment Company Act and, therefore, are not “investment securities.” We base this conclusion on the long-held staff position that it “would not consider fee interests in real estate to be securities,” unless the interests are considered to be investment contracts under the Howey investment contract test of a security. See Arizona Property Investors, Limited, SEC Staff No-Action Letter, 1979 WL 14220 (Aug. 9, 1979). There is nothing to indicate that the fee interests in real estate held by the joint ventures should be treated as investment contracts under the Howey investment contract test.

In determining the value to ascribe to joint venture interests that are not treated as securities, we have taken the approach described in NAB Asset Corporation, SEC Staff No-Action Letter (1991) (the “NAB Letter”). In that letter, the staff granted no-action relief to permit a corporation that proposed to acquire mortgage loans directly or indirectly through a general partnership (with up to five partners) to rely on the exclusion from the definition of “investment company” contained in Section 3(c)(5)(C) of the Investment Company Act. In granting relief, the staff agreed that the corporation could treat its proportionate interests in general partnerships that owned or held fee interests in real estate as the functional equivalent of owning these interests directly for purposes of the Investment Company Act. We have determined, on the basis of the position taken in the NAB Letter, that it is appropriate to treat the Company’s interests in the joint ventures similarly.

In light of the foregoing, we have applied the following values and drawn the following conclusions regarding the Company’s status as an investment company under Section 3(a)(1)(C):

•	As of the date hereof, the value of the Company’s adjusted total assets (total assets less cash items and Government securities, as defined in Section 2(a)(16) of the Investment Company Act) equaled $31,543,438;

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•	As of this date, the value of the Company’s aggregate investment, through the joint venture interests, in fee interests in real estate equaled $23,321,076, which comprised 73.93% of the value of the Company’s adjusted total assets;

•	Therefore, as of the date hereof, the Company is not an “investment company,” as defined in Section 3(a)(1)(C) of the Investment Company Act because it is not engaged in the business of investing, reinvesting, owning, holding or trading in securities, and no more than 40% of the value of its adjusted total assets consists of “investment securities.”

2.       We note your response to prior comment 1 and your response to comment 3 of our comment letter dated July 21, 2023. The Company refers to “control rights” that give it the ability to exert a controlling influence over the business and affairs of the joint ventures. Please elaborate on the control rights to which the Company is referring.

Response: The Company is a co-venturer in joint ventures that own fee interests and other interests in real property. In connection with this investment, the Company has retained some or all of the following rights under the terms of the governing agreement for each joint venture that give it the power to exert a controlling influence over the business and affairs of the joint venture:

a.       To be an independent contractor for or to transact business with, including being a contractor for or to be an agent of, the joint venture;

b.       To consult with or advise the other co-venturer or any other person with respect to any matter, including the business of the joint venture, or to act or cause the joint venture or any other person to take or refrain from taking any action, including by proposing, approving, consenting, or disapproving, by voting or otherwise, with respect to any matter, including the business of the joint venture;

c.       To act as surety, guarantor or endorser for the joint venture, to guarantee or assume one or more obligations of the joint venture, to borrow money from the joint venture, to lend money to the joint venture, or to provide collateral for the joint venture;

d.       To call, request, or attend or participate at a meeting of the co-venturer of the joint venture;

e.       To wind up the joint venture;

f.       To serve on a committee of the joint venture or the co-venturer or to appoint, elect or otherwise participate in the choice of a representative or another person to serve on such a committee, and to act as a member of any such committee directly or by or through any such representative or other person;

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g.       To act or cause the taking or refraining from the taking of any action, including by proposing, approving, consenting or disapproving, by voting or otherwise, with respect to one or more of the following matters:

i.       The dissolution and winding up of the joint venture or an election to continue the joint venture or the business of the joint venture;

ii.       The sale, exchange, lease, mortgage, assignment, pledge or other transfer of, or granting of a security interest in, any asset or assets of the joint venture;

iii.       The incurrence, renewal, refinancing, or payment or other discharge of indebtedness by the joint venture;

iv.       A change in the nature of the business of the joint venture;

v.       The admission, removal or retention of a co-venturer;

vi.       A transaction or other matter involving an actual or potential conflict of interest;

vii.       An amendment to the governing agreement of the joint venture;

viii.       The merger or consolidation of the joint venture;

ix.       The indemnification of any co-venturer;

x.       The making of, or calling for, or the making of other determinations in connection with, contributions to the joint venture; and

xi.       The making of, or the making of other determinations in connection with or concerning, investments, including investments in property, whether real or personal or mixed, either directly or indirectly, by the joint venture.

These rights entitle the Company to actively manage the investment, and the Company and its manager do manage the investments. They are not perfunctory. The Company and its manager are intensely involved in the day-to-day functioning of the business and in each underlying real estate investment. Strategic decisions regarding each property are discussed with the Company on an ongoing basis.

3.       We note your response to comment 3 of our comment letter dated July 21, 2023. The Company states that it intends to “meet the portfolio test set forth by the Commission in no-action letters.” Please discuss the no-action letters that support the Company’s position, including a discussion of the portfolio test and an analysis of how the Company would meet the portfolio test.

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Response: In various letters, the Commission staff has stated that in order to meet the portfolio test of Section 3(c)(5)(C) of the Investment Company Act, the following requirements must be met: (a) at least 55% of the issuer’s total assets must consist of “qualifying interests” (the “55% test”); and (b) the remaining 45% must consist primarily of real estate-type interests (the “45% test”). See e.g., Redwood Trust, Inc., SEC Staff No-Action Letter (Aug. 15, 2019) (“Redwood Trust Letter”); Great Ajax Funding, LLC, SEC Staff No-Action Letter (Feb. 12, 2018) (the “Ajax Funding Letter”); the NAB Letter; Salomon Brothers, Inc., SEC Staff No-Action Letter (June 17, 1985); United Bankers, Inc., SEC Staff No-Action Letter (Mar. 23, 1988) (“United Bankers Letter”); Citytrust, SEC Staff No-Action Letter (Dec. 19, 1990) (“Citytrust Letter”); LaQuinta Motor Inns, Inc., SEC Staff No-Action Letter (May 23, 1988) (“La Quinta Letter”); SEC, The Treatment of Structured Finance under the Investment Company Act, Protecting Investors: A Half Century of Investment Company Regulation (1992) Ch. 1, at n. 345 and accompanying text (“50th Anniversary Report”).

The Commission staff has stated that to meet the 45% test, a company must invest at least 25% of its total assets in real estate-type assets or interests (subject to reduction to the extent that it invests more than 55% of its total assets in assets meeting the 55% qualifying interests test), and it may not invest more than 20% of its total assets in miscellaneous investments. See e.g., NAB Letter; Citytrust Letter; La Quinta Letter; United Bankers.

The Commission staff has stated that the following assets may be treated as “qualifying interests” for purposes of Section 3(c)(5)(C):

a.       a mortgage loan secured exclusively by real estate in which the value of the real estate was equal to or greater than the note evidencing the loan;

b.       a mortgage loan in which 100% of the principal amount of the loan was fully secured by real estate at the time of origination and 100% of the market value of the loan was fully secured by real estate at the time of acquisition;

c.       fee interests in real estate;

d.       second mortgages;

e.       deeds of trust on real property;

f.       installment land contracts;

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g.       leasehold interests. See generally Concept Release No. IC-29778, Companies Engaged in the Business of Acquiring Mortgages and Mortgaged-Related Instruments, 76 FR 55300, n. 49 (Sept. 7, 2011) (“Concept Release”).

In the Redwood Trust Letter, the staff granted no-action relief to permit the following assets to be treated as “qualifying interests”:

a.       cash proceeds from principal amortizations, interest payments, and payoffs in connection with real estate-related assets (such as mortgages, mortgage-backed securities, and other real estate-related assets); and

b.       mortgage servicing rights (MSRs”) associated with the sale of mortgage loans to third parties or securitization trusts but in circumstances in which the seller retains the MSRs (“Created MSRs”). qualifying interests owned indirectly through a wholly owned subsidiary or general partnership (including a joint venture).

Based on the position taken in the NAB Letter, the Company treats its indirect investment in fee interest in real estate, held through its joint venture interests in the joint ventures, as “qualifying interests.” It values its interest in these fee interests based on its proportional share of the joint venture.

Based on the staff position taken in Capital Trust, Inc., SEC Staff No-Action Letter (Feb. 3, 2009) (the “Capital Trust Letter”), the Company treats its B note as a “qualifying interest” because the B note satisfies the following elements noted by the staff:

a.       the B note is a participation interest in a mortgage loan that is fully secured by real property;

b.       the Company, as B note holder, has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and the Company’s returns on the B note are based on these payments;

c.       the Company invested in the B note only after performing the same type of due diligence and credit underwriting procedures that it would have performed if it were underwriting the underlying mortgage loan;

d.       the Company, as B note holder, has approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreement; and

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e.       in the event that the loan becomes non-performing, the Company as B noteholder has effective control over the remedies to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to do the following: (i) appoint the special servicer to manage the resolution of the loan; (ii) advise, direct, or approve the actions of the special servicer; (iii) terminate the special servicer at any time with or without cause; (iv) cure the default so that the mortgage loan is no longer non-performing; and (v) purchase the A note at par plus accrued interest, thereby acquiring the entire mortgage loan.

In light of the foregoing, we have determined that the Company meets the portfolio test of Section 3(c)(5)(C) because substantially all of its assets consist of “qualifying interests.” The fee interests in real estate may be treated as “qualifying interests” based on positions taken in various no-action letters and staff pronouncements. See e.g., United Bankers Letter; Ajax Funding Letter; 50th Anniversary Report. In addition, the B note may be treated as a “qualifying interest” based on the staff position taken in the Capital Trust Letter. The whole mortgage loan may be treated as a “qualifying interest” based on positions taken in several no-action letters. See e.g., United States Property Investment N.V., SEC Staff No-Action Letter (May 1, 1989) (the “Property Investment Letter”); United Bankers Letter; “50th Anniversary Report.”

In addition, the Company does not issue any security that might be deemed to be a “redeemable security,” a “face-amount certificate of the installment type,” or a “periodic payment plan certificate,” as those terms are defined in the Investment Company Act.

4.       We note your response to comment 3 of our comment letter dated July 21, 2023. In the discussion of “qualifying interests,” the Company refers to “positions taken in SEC staff no-action letters.” Please identify the letters and include a discussion and analysis as to why the letters support the Company’s position.

Response: The interpretation of Section 3(c)(5)(C) has developed through guidance provided by the Commission staff in various no-action letters. The Commission has not taken any position regarding the meaning of this provision in any rule or regulation.

As applicable to the types of assets in which the Company invests, the following are relevant no-action letters on which it has relied. A more detailed explanation of these letters is provided in our response to the staff’s comment no. 3 above:

a.       For treatment of fee interests in real estate as “qualifying interests,” see e.g., United Bankers Letter (fee interests in real estate are qualifying interests for purposes of Section 3(c)(5)(C)); 50th Anniversary Report; Ajax Funding Letter.

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b.       For treatment of mortgage loans as “qualifying interests,” see e.g., Property Investment Letter; United Bankers Letter; “50th Anniversary Report.

c.       For treatment of B notes as qualifying interests, please see the Capital Trust Letter.

5.       Please update the filing to include the required interim financials. See Part F/S of Form 1-A.

Response: The Company’s audited financial statements as of and for the year ended December 31, 2023 have been added to the Offering Statement, and information in Part I of Form 1-A/A, the Offering Statement “Summary,” “Questions and Answers About This Offering” and elsewhere where appropriate have been updated for the Company’s audited financial statements, which were recently filed in the Company’s Annual Report on Form 1-K.

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May 10, 2024

We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement on Form 1-A. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely, Brian S. Korn
cc:	YS RE RAF I LLC

Mitchell Rosen